Exhibit 99.3

CONSENT AND SIXTH AMENDMENT TO CREDIT AGREEMENT

This CONSENT AND SIXTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of April 1, 2025 (the “Amendment Effective Date”), is entered into by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the lenders party hereto (the “Lenders”), and Wilmington Savings Fund Society, FSB, as administrative agent (in such capacity, the “Administrative Agent”).

RECITALS

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of February 1, 2022 (as amended by that certain First Amendment to Credit Agreement, dated as of September 13, 2022, as further amended by that certain Waiver and Second Amendment to Credit Agreement, dated as of April 23, 2023, as further amended by that certain Consent, Waiver and Third Amendment to Credit Agreement, dated as of June 2, 2023, as further amended by that certain Consent, Waiver and Fourth Amendment to Credit Agreement, dated as of October 31, 2023, as further amended by that certain Consent and Fifth Amendment to Credit Agreement, dated as of October 31, 2023 and as further amended, restated or modified from time to time to date, the “Existing Credit Agreement”);

WHEREAS, the Borrower has presented to the Lenders that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among MDA Space Ltd., an Ontario corporation (“Parent”), MANTISRAEL OPERATIONS 1 Ltd., an Israeli company and an indirect wholly-owned Subsidiary of Parent (“Merger Sub 1”), MANTISRAEL OPERATIONS 2 Ltd., an Israeli company and an indirect wholly-owned Subsidiary of Parent (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) and the Borrower, pursuant to which the Mergers (as defined in the Merger Agreement) shall be consummated, and the Borrower shall become an indirect wholly-owned subsidiary of Parent (the “Mergers”);

WHEREAS, the Borrower has requested that the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, consent to the Borrower entering into the Merger Agreement and agree to make certain amendments to the Existing Credit Agreement; and

WHEREAS, the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, have agreed to provide their consent to the Borrower’s entry into the Merger Agreement and to such amendments, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1          Definitions; Interpretation.

(a)          Defined Terms.  All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

(b)          Interpretation.  The rules of interpretation set forth in Section 1.02 and Section 1.03 of the Existing Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2          Consent.  The Administrative Agent and the Required Lenders hereby consent to the Borrower’s entry into the Merger Agreement.  For the avoidance of doubt, the Administrative Agent and the Required Lenders are not consenting to the consummation of the Mergers as set forth therein.  The Consent in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and does not allow for any other or further departure from the terms and conditions of the Amended Credit Agreement or any other Loan Document, which terms and conditions shall continue in full force and effect.

SECTION 3          Amendments to the Existing Credit Agreement.  Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment, the Existing Credit Agreement is amended as follows:

(a)          Section 1.01 of the Existing Credit Agreement is hereby amended by adding the following definition in the appropriate alphabetical order.

““Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 1, 2025, by and among MDA Space Ltd., an Ontario corporation (“Parent”), MANTISRAEL OPERATIONS 1 Ltd., an Israeli company and an indirect wholly-owned Subsidiary of Parent (“Merger Sub 1”), MANTISRAEL OPERATIONS 2 Ltd., an Israeli company and an indirect wholly-owned Subsidiary of Parent (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) and the Borrower, together with all exhibits, annexes and schedules referred to therein.”

(b)          Section 2.14(d) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(d)          Payment of Interest.  Interest on the Term Loans shall be due and payable in cash in arrears on each Interest Payment Date and at other times as may be specified herein; provided that, (i) with respect to the accrued and unpaid interest amount due on March 31, 2023, 100% of such unpaid interest amount shall be added to the outstanding principal balance of the Term Loans on March 31, 2023, (ii) with respect to the accrued and unpaid interest amounts due on each of June 30, 2023, September 29, 2023 and December 29, 2023, if, as of the close of business on June 28, 2023 (with respect to the Interest Payment Date on June 30, 2023), September 27, 2023 (with respect to the Interest Payment Date on September 27, 2023) and December 27, 2023 (with respect to the Interest Payment Date on December 29, 2023), the Loan Parties have cash balances in deposit accounts or securities accounts, which after giving pro forma effect to the payment of accrued and unpaid interest due on such Interest Payment Date, is less than $12,500,000, the Borrower may elect, by delivering a written notice setting forth such calculations in reasonable detail to the Administrative Agent and the Lenders on the Business Day immediately prior to such Interest Payment Date, to have 100% of such unpaid interest amount be added to the outstanding principal balance of the Term Loans as of such Interest Payment Date, (iii) from the date that (x) the LOI has been executed by the Borrower and MDA and (y) the Borrower has received the Advance Payment (as defined in the Third Amendment) and through June 28, 2024, 100% of the accrued and unpaid interest on the Term Loans during such period shall be added to the outstanding principal balance of the Term Loans on each applicable Interest Payment Date that falls within such period, and (iv) with respect to the accrued and unpaid interest amounts due on each of March 31, 2025 and June 30, 2025, 100% of such unpaid interest amount shall be added to the outstanding principal balance of the Term Loans on such Interest Payment Date.  Amounts representing accrued interest which are added to the outstanding principal amount of Term Loans shall thereafter bear interest in accordance with this Section 2.14 and otherwise be treated as a Term Loan for purposes of this Agreement.  In the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.  Interest hereunder shall be due and payable in accordance with the terms hereof before and after any Bankruptcy Event.”

(c)          Section 5.02(g) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(g)          planned or actual negotiations by the Borrower or any Subsidiary to (i) terminate, amend or waive any provision of the Merger Agreement or any Material Contract of Borrower or any of its Subsidiaries, or (ii) enter into any new Material Contract, in each case of the foregoing clauses (i) and (ii), with a written statement describing such event or planned event, with drafts of such amendments, waivers or new contracts, and an explanation of any proposed actions being taken with respect thereto; and”

(d)          Section 6.10(d) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(d)          The Borrower shall not, and shall not permit any of its Subsidiaries to, make or offer to make any payment, prepayment, or otherwise optionally or voluntarily defease or segregate funds with respect to any amount due to MDA or MDA Montreal in connection with that certain Master Purchase Agreement, dated October 31, 2023, between MDA Montreal and SatixFy UK Limited (as amended, supplemented or modified subject to any restrictions on such amendments, supplements or modifications set forth herein, the “Master Purchase Agreement”), until the earlier of (i) the date that principal of and interest on each Term Loan and all fees and other amounts payable under this Agreement shall have been paid in full in cash and (ii) so long as no bankruptcy or payment Event of Default has occurred and is continuing, February 1, 2026; provided that the foregoing shall not prohibit the Borrower or any of its Subsidiaries from applying any portion of the Pre-Purchase Amount (as defined in the Master Purchase Agreement) against the purchase price of the Product in the manner set forth in the Master Purchase Agreement. This Section 6.10(d) does not apply to the initial $10,000,000 of the Pre-Purchase Amount, which was paid by MDA Montreal to the Borrower prior to the execution of the LOI.”

(e)          Section 6.14 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 6.14          Material Contracts and Organizational Documents.  The Borrower will not, and will not permit the Borrower or any of its Subsidiaries to, (i) amend its or their organizational documents, other than amendments that do not adversely affect in any material respect the Administrative Agent’s Lien and security interest under the Security Documents, (ii) enter into, amend or permit any amendments to, or terminate or waive any provision of, any Material Contract without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); provided that the Lenders shall be deemed to have consented to any such entry, amendment, termination or waiver unless it shall object thereto by written notice to the Borrower within five (5) Business Days after having received written notice from the Borrower thereof, (iii) enter into, amend or permit any amendments to, or terminate or waive any provision of the LOI, the Pre-Purchase Agreement, the MDA Security Documents, and the Definitive Agreements (as defined in the LOI), without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed), other than amendments or waivers that do not adversely affect the Administrative Agent or the Lenders in any material respect, or (iv) enter into, amend or permit any amendments to, or terminate or waive any provision of the Merger Agreement, without the prior written consent of the Lenders, other than amendments or waivers that do not adversely affect the Administrative Agent, the Lenders or Francisco Partners LP in any respect.”

SECTION 4          Conditions of Effectiveness.  The effectiveness of this Amendment shall be subject to the satisfaction of each of the following conditions precedent:

(a)          Amendment.  The Administrative Agent shall have received this Amendment, executed by the Administrative Agent, the Lenders and the Borrower.

(b)          Closing Certificate and Side Letter.  The Administrative Agent shall have received (i) a certificate of an Authorized Officer of the Borrower dated the Amendment Effective Date: (x) certifying as to the matters set forth in Section 4(c) of this Amendment and (y) attaching a true and correct copy of the Merger Agreement and (ii) an executed letter agreement dated the date hereof among the Borrower and the Lenders, and acknowledged by the Administrative Agent (the “Side Letter”).

(c)          Representations and Warranties; No Default.

(i)          All of the representations and warranties contained in Article III of the Existing Credit Agreement (as amended by this Amendment, the “Amended Credit Agreement”) and the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties shall be true and correct in all material respects as of such earlier date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true, correct and complete in all respects as of such earlier date).

(ii)          Immediately prior to and immediately after the execution of this Amendment, there exists no Default or Event of Default under the Loan Documents.

(d)          Costs and Expenses.  The Borrower shall have paid in immediately available funds, all costs and expenses of the Administrative Agent and the Lenders party hereto, and the fees and disbursements of counsel to the Administrative Agent and the Lenders party hereto, in each case pursuant to Section 9.03(a) of the Amended Credit Agreement.

SECTION 5          Miscellaneous.

(a)          Loan Documents Otherwise Not Affected; Reaffirmation.  Except as expressly amended pursuant hereto or referenced herein, the Existing Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects.  The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future.  The Borrower hereby reaffirms the grant of security under Section 3 of the Security Agreement and any other applicable Security Document and hereby reaffirms that such grants of security in the Collateral secures all Secured Obligations (as defined in the Security Agreement) under the Amended Credit Agreement and the other Loan Documents.

(b)          Conditions.  For purposes of determining compliance with the conditions specified in Section 4, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Amendment Effective Date specifying its objection thereto.  The Lenders signatory to this Amendment constitute Required Lenders for all purposes of this Amendment.

(c)          Release.  In consideration of the agreements of Administrative Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself, the other Loan Parties and its and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Administrative Agent and each Lender, and its and their successors and assigns, and its and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Administrative Agent, the Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set‑off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, any other Loan Party or any of its or their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Existing Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (collectively, the “Released Claims”).  The Borrower understands, acknowledges and agrees that the release set forth above (the “Release”) may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.  The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.  Without the generality of the foregoing, the Borrower hereby waives the provisions of any statute or doctrine that prevents a general release from extending to claims unknown by the releasing party.  The Borrower acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Claims.  The Borrower acknowledges that the Release constitutes a material inducement to Administrative Agent and the Lenders to enter into this Amendment and that Administrative Agent and the Lenders would not have done so but for Administrative Agent’s and the Lenders’ expectation that the Release is valid and enforceable in all events.  Notwithstanding this Section 5(c), nothing in this Amendment is intended to, and shall not, release the Borrower’s rights and obligations under this Amendment or bar the Borrower from seeking to enforce or effectuate this Amendment.

(d)          No Reliance.  The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that it is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(e)          Binding Effect.  This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f)          Governing Law.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

(g)          Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably and unconditionally agrees that Sections 9.09(b), 9.09(c), 9.09(d) and 9.10 of the Existing Credit Agreement are incorporated herein mutatis mutandis.

(h)          Headings and Recitals.  Section and Subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.  The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

(i)          Complete Agreement; Amendments.  This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter.  All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(j)          Severability of Provisions.  Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(k)          Counterparts.  This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment.  Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(l)          Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

(m)          Electronic Execution of Certain Other Documents.  The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Balance of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, as of the date first above written.

SATIXFY COMMUNICATIONS LTD,
as Borrower

By:	/s/ Nir Barkan
Name: Nir Barkan
Title: Chief Executive Officer

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim Chief Financial Officer

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:	/s/ Raye Goldsborough
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner By: FP Credit Partners GP II Management, LLC Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner
By: FP Credit Partners GP II Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Sixth Amendment to Credit Agreement]

FP CREDIT PARTNERS AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

FP CREDIT PARTNERS PHOENIX AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Sixth Amendment to Credit Agreement]